Exhibit 99.1

REGULATED INFORMATION

INSIDE INFORMATION

Nyxoah Announces Chief Financial Officer Transition

Loïc Moreau, Nyxoah’s President International and former CFO, to serve as interim CFO

Company reaffirms full year 2026 financial guidance

Mont-Saint-Guibert, Belgium – September 21, 2026, 22:01h CET / 4:01h ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced that John Landry, Chief Financial Officer, will step down from his role effective October 2, 2026 to pursue another professional opportunity. Loïc Moreau, the Company’s President International and former CFO, will serve as Interim CFO effective upon Mr. Landry’s departure while the Company conducts a search for a permanent successor.

“We are fortunate to have Loïc available to step into the interim CFO role. He knows this Company deeply, having previously served as our CFO prior to becoming President International, and that continuity gives us full confidence in a smooth transition as we continue to execute on our growth strategy and path to profitability,” commented Olivier Taelman, Chief Executive Officer. “I want to thank John for his contribution to Nyxoah and wish him success in his next endeavor.”

Loïc Moreau joined Nyxoah in 2022 as Chief Financial Officer and transitioned to the role of President International in 2024. He is a seasoned finance leader with more than 20 years of experience, having held senior roles at GSK, including in M&A/Corporate Development and as Country CFO across multiple geographies. Prior to GSK, he began his career in External Audit at EY and in Corporate Finance at PwC.

Reaffirmation of Financial Guidance

Nyxoah is reaffirming the financial guidance for the full year 2026 that it previously issued:

•	The Company expects worldwide net revenue for the full year 2026 to be in the range of €36 million to €40 million.

•	The Company expects gross margin for the full year 2026 to be in the range of 60% to 62%.

•	The Company expects total operating expenses for the full year 2026 to be in the range of €99 million to €102 million.

•	The Company expects non-GAAP cash operating expenses for the full year 2026 to be in the range of €88 million to €90 million. Non-GAAP cash operating expenses reflect expected total operating expenses less non-cash expenses such as depreciation, amortization, and share-based compensation.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study in 2024 and received approval from the FDA in August 2025, with the treatment of CCC patients included in the warning section of our indications for use.

For more information, please visit http://www.nyxoah.com.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the transition of the Chief Financial Officer role; the Company’s leadership and organizational structure; Nyxoah’s financial guidance for the full year 2026; the Company’s results of operations, financial condition, liquidity, performance, prospects, growth, future revenue and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

Rémi Renard, Head of Investor Relations & Corporate Communication

IR@nyxoah.com